Exhibit 99.2

NEITHER THIS DEBENTURE NOR THE SECURITIES INTO WHICH THIS DEBENTURE IS CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE. THESE SECURITIES HAVE BEEN SOLD IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

VINFAST AUTO LTD.

Convertible Debenture

Principal Amount:     $50,000,000

Issue Price:     $48,750,000

Debenture Issuance Date:  December 29, 2023

Debenture Number:  VFS-1

FOR VALUE RECEIVED, VINFAST AUTO LTD., a public company incorporated under the laws of Singapore (Company Registration No: 201501874G) (the “Company”), hereby promises to pay to the order of YA II PN, Ltd., or its registered assigns (the "Holder") the amount set out above as the principal amount (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the "Principal") when due, whether upon the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest ("Interest") on any outstanding Principal at the applicable Interest Rate from the date set out above as the Debenture Issuance Date (the "Issuance Date") until the same becomes due and payable, whether upon the Maturity Date or acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). This Convertible Debenture (including all debentures issued in exchange, transfer or replacement hereof, this "Debenture") was originally issued pursuant to the Securities Purchase Agreement dated as of December 29, 2023, as it may be amended from time to time (the “Securities Purchase Agreement”) between the Company and the Buyer listed on the Schedule of Buyers attached thereto. Certain capitalized terms used herein are defined in Section (12).

(1)            GENERAL TERMS

(a)            Maturity Date. On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal, accrued and unpaid Interest, and any other amounts outstanding pursuant to the terms of this Debenture. The "Maturity Date" shall be July 1, 2024. Other than as specifically permitted by this Debenture, the Company may not prepay or redeem any portion of the outstanding Principal and accrued and unpaid Interest.

(b)            Interest Rate and Payment of Interest. Interest shall accrue on the outstanding Principal balance hereof at an annual rate equal to 4.00% (“Interest Rate”), which Interest Rate shall increase to an annual rate of 8.00% upon the occurrence and during the continuance of an Additional Interest Event, provided that upon the occurrence and during the continuance of an Event of Default the Interest Rate shall instead (and without duplication) increase to an annual rate of 15.00%. Interest shall be calculated based on a 365-day year and the actual number of days elapsed, to the extent permitted by applicable law.

(c)            Payment Dates. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day (and no interest on such payment will accrue in respect of the delay).

(d)            Taxation. All payments of principal, premium (if any) and interest made by or on behalf of the Company will be made free and clear of, and without deduction or withholding for or on account of, any present or future taxes, duties, imposts, assessments or governmental charges, deductions or withholdings, of whatever nature imposed, assessed, levied or collected by or on behalf of Singapore or any authority thereof or therein having power to tax (“Taxes”), unless deduction or withholding of such Taxes is required by law. In such event, the Issuer will pay such additional amounts as will result in the receipt by the Holder of the net amounts after such deduction or withholding equal to the amounts which would otherwise have been receivable by them had no such deduction or withholding been required, except that no such additional amount shall be payable in respect of this Debenture:

(i)            to the Holder (or to a third party on behalf of the Holder) who is subject to such Taxes in respect of this Debenture by reason of his having some connection with Singapore otherwise than merely by holding this Debenture or by the receipt of amounts in respect of this Debenture (including, without limitation, the Holder being a resident of, or a permanent establishment in, Singapore), or where the withholding or deduction could be avoided by the Holder making a declaration of non-residence or other similar claim for exemption to the appropriate governmental authority which the Holder is legally capable and competent of making but fails to do so; or

(ii)            (in the case of a payment of principal) if the certificate in respect of this Debenture is surrendered more than thirty (30) days after the relevant date except to the extent that the Holder would have been entitled to such additional amount on surrendering the relevant certificate for payment on the last day of such period of thirty (30) days.

For the purposes of this Section, “relevant date” means the date on which such payment first becomes due. References in this Debenture to principal, premium and interest shall be deemed also to refer to any additional amounts which may be payable under this Debenture or any undertaking or covenant given in addition thereto or in substitution therefor.

(2)            PAYMENTS

(a)            [Reserved].

(b)            Early Redemption. The Company at its option and in its sole discretion shall have the right, but not the obligation, to redeem (“Optional Redemption”) early a portion or all amounts outstanding under this Debenture in cash at the Redemption Amount as described in this Section; provided that the Company provides the Holder with at least 10 Scheduled Trading Days’ prior written notice (each, a “Redemption Notice”) of its desire to exercise an Optional Redemption. Each Redemption Notice shall be irrevocable and shall specify the date for the Optional Redemption (the “Redemption Date”), the outstanding Principal of the Debentures to be redeemed and the Redemption Amount applicable to such Principal. The “Redemption Amount” shall be an amount equal to the outstanding Principal actually being redeemed by the Company (after giving effect to any conversions with a Conversion Date prior to the Redemption Date) on the Redemption Date, plus the applicable Redemption Premium, plus all accrued and unpaid interest on the Principal amount being redeemed by the Company to, but excluding, the relevant Redemption Date. The Holder may elect to convert all or any portion of the outstanding Principal of the Debenture plus all accrued and unpaid Interest to, but excluding, the relevant Conversion Date by delivering to the Company a Conversion Notice in accordance with Section 2(b) hereof prior to the Redemption Date. On the Redemption Date, the Company shall deliver to the Holder the Redemption Amount by wire transfer in immediately available funds to the Holder’s account specified for such purpose by the Holder to the Company. Upon request from the Company by notice to the Holder, the Holder shall promptly surrender this Debenture to a nationally recognized overnight delivery service for delivery to the Company, or in the case of its loss, theft or destruction, shall provide an indemnification undertaking reasonably satisfactory to the Company with respect to this Debenture.

(3)            EVENTS OF DEFAULT AND MANDATORY PREPAYMENT EVENTS.

(a)            An “Event of Default”, wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i)            The Company's failure to pay to the Holder any amount of Principal, Redemption Amount, Interest, or other amounts when and as due under this Debenture or any other Transaction Document (as defined in Section (12)) and such failure continues for a period of five (5) Business Days;

(ii)            The Company or any Significant Subsidiary of the Company shall commence, or there shall be commenced against the Company or any Significant Subsidiary of the Company, any proceeding under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Company or any Significant Subsidiary of the Company commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company or any Significant Subsidiary of the Company any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of sixty one (61) days; or the Company or any Significant Subsidiary of the Company is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Company or any Significant Subsidiary of the Company suffers any appointment of any custodian, private or court appointed receiver or the like for it or all or substantially all of its property which continues undischarged or unstayed for a period of sixty one (61) days; or the Company or any Significant Subsidiary of the Company makes a general assignment of all or substantially all of its assets for the benefit of creditors; or the Company or any Significant Subsidiary of the Company shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Company or any Significant Subsidiary of the Company shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Company or any Significant Subsidiary of the Company shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Company or any Significant Subsidiary of the Company for the purpose of effecting any of the foregoing;

(iii)            The Company or any Significant Subsidiary of the Company shall default in any of its obligations under any note, debenture, or any mortgage, credit agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money in an amount exceeding $75,000,000, whether such indebtedness now exists or shall hereafter be created, (i) resulting in such indebtedness being declared due and payable prior to its stated maturity or (ii) constituting a failure to pay the principal of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise, in each case (i) and (ii), after the expiration of any applicable grace period set forth in the terms of such debt, if such acceleration shall not have been rescinded or annulled or such failure to pay shall not have been cured or waived, or such indebtedness shall not have been paid or discharged, as the case may be, within 30 calendar days after a written notice to the Company by the Holder;

(iv)            a final judgment or judgments for the payment of money aggregating in excess of $75,000,000 (excluding any amount covered by insurance) are rendered against the Company and/or any of its Significant Subsidiaries and which judgments are not bonded, discharged, settled or stayed within sixty (60) days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished;

(v)            The Company's (A) failure to instruct its Transfer Agent and use its reasonable efforts to cause the Transfer Agent to deliver the required number of Ordinary Shares to the Holder within five (5) Trading Days after the applicable Share Delivery Date or (B) notice, written or oral, to any holder of the Debenture, including by way of public announcement, at any time, of its intention not to comply with a request for conversion of any Debenture into Ordinary Shares that is tendered in accordance with the provisions of the Debenture, other than pursuant to Section (2)(c); or

(vi)            The Company shall fail for any reason to deliver the payment in cash pursuant to a Buy-In (as defined herein) within five (5) Business Days after such payment is due;

(vii)            The Company’s failure to timely file with the Commission any Periodic Report on or before the due date of such filing as established by the Commission, it being understood, for the avoidance of doubt, that due date includes any permitted filing deadline extension under Rule 12b-25 under the Exchange Act, if such failure is not cured within twenty (20) Business Days;

(viii)            Any representation or warranty made or deemed to be made by or on behalf of the Company in or in connection with any Transaction Document, or any waiver hereunder or thereunder, shall prove to have been incorrect in any material respect (or, in the case of any such representation or warranty already qualified by materiality, such representation or warranty shall prove to have been incorrect) when made or deemed made, if such misrepresentation (if capable of being cured) is not cured within twenty (20) Business Days;

(ix)            The Company contests in writing the validity or enforceability of any provision of any Transaction Document; or the Company denies in writing that it has any or further liability or obligation under any Transaction Document, or purports in writing to revoke, terminate (other than in line with the relevant termination provisions) or rescind any Transaction Document; or

(x)            The Company shall fail to observe or perform any material covenant, agreement or warranty contained in, or otherwise commit any material breach or default of any provision of this Debenture (except as may be covered by the “Event of Default” definition in Section (3)(a)(i) through (3)(a)(ix) hereof) or any other Transaction Document other than the Registration Rights Agreement, which is not cured or remedied within the time prescribed or if no time is prescribed within twenty (20) Business Days.

A “Mandatory Prepayment Event”, wherever used herein, means any one of the following events:

(i)            The Ordinary Shares shall cease to be listed for trading on any Principal Market for a period of ten (10) consecutive Trading Days;

(ii)            the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; or

(iii)            An effective date occurs for any Change of Control Transaction (as defined in Section (12)), to which the Company is a party, unless in connection with such Change of Control Transaction this Debenture is redeemed under Section (2)(b) no later than on the effective date of such Change of Control Transaction.

(b)            During the time that any portion of this Debenture is outstanding, if any Event of Default has occurred and is continuing (other than an event with respect to the Company described in Section (3)(a)(ii)) or any Mandatory Prepayment Event has occurred, the full unpaid Principal amount of this Debenture, together with interest and other amounts owing in respect thereof, to the date of acceleration shall become at the Holder’s election given by notice pursuant to Section (5), immediately due and payable in cash; provided that, in the case of any event with respect to the Company described in Section (3)(a)(ii), the full unpaid Principal amount of this Debenture, together with accrued and unpaid interest and other amounts owing in respect thereof to the date of acceleration, shall automatically become due and payable, in each case without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Company. Furthermore, in addition to any other remedies, the Holder shall have the right (but not the obligation) to convert, at the Conversion Price, on one or more occasions all or part of the Conversion Amount in accordance with Section (2) and subject to the limitations in Section (2)(c) at any time after an Event of Default (provided that such Event of Default is continuing) or a Mandatory Prepayment Event. Following an Event of Default, the Holder may immediately enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by the Holder in writing at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon. For the purposes hereof, an Event of Default is “continuing” if it has not cured, remedied or waived.

(2)        CONVERSION OF DEBENTURE.      This Debenture shall be convertible into Ordinary Shares, on the terms and conditions set forth in this Section (2).

(a)            Conversion Right. Subject to the limitations of Section (2)(c), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable Ordinary Shares in accordance with Section (2)(b), at the Conversion Price (as defined below). The number of Ordinary Shares issuable upon conversion of any Conversion Amount pursuant to this Section (2)(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price. The Company shall not issue any fraction of an Ordinary Shares upon any conversion. All calculations under this Section (2) shall be rounded to the nearest $0.0001. If the issuance would result in the issuance of a fraction of an Ordinary Shares, the Company shall round such fraction of an Ordinary Shares up to the nearest whole share. The Company shall pay any and all transfer, stamp and similar taxes that may be payable with respect to the issuance and delivery of Ordinary Shares upon conversion of any Conversion Amount, unless such tax is due because the Holder requests such Ordinary Shares to be issued in a name other than the Holder’s name (in which case such tax will be the responsibility of the Holder).

(i)            “Conversion Amount” means the portion of the outstanding Principal to be converted at the election of the Holder, plus the accrued and unpaid Interest on such outstanding Principal to, but excluding, the Conversion Date.

(ii)            “Conversion Price” means, as of any Conversion Date (as defined below) or other date of determination and subject to adjustments set forth herein, $10.00 per Ordinary Share. The Conversion Price shall be adjusted from time to time pursuant to the other terms and conditions of this Debenture.

(b)            Mechanics of Conversion.

(i)            Optional Conversion. To convert any Conversion Amount into Ordinary Shares on any date (a “Conversion Date”), the Holder shall (A) transmit by email (or otherwise deliver pursuant to Section 5), for receipt on or prior to 11:59 p.m., New York time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the “Conversion Notice”) to the Company and (B) if required by Section (2)(b)(iv), surrender this Debenture to a nationally recognized overnight delivery service for delivery to the Company (or an indemnification undertaking reasonably satisfactory to the Company with respect to this Debenture in the case of its loss, theft or destruction). On or before the third (3rd) Trading Day following the date of receipt of a Conversion Notice (the “Share Delivery Date”), the Company shall, or shall cause its Transfer Agent to, allot and issue to the Holder share certificate(s) registered in the name of the Holder representing such number of Ordinary Shares issuable, and deliver to the Holder a scanned copy of such share certificate(s) via email. Promptly after the Share Delivery Date, the Company shall (X) if legends are not required to be placed on certificates or the book-entry position of the Ordinary Shares and provided that the Transfer Agent is participating in the Depository Trust Company’s (“DTC”) Fast Automated Securities Transfer Program, instruct such Transfer Agent to credit such aggregate number of Ordinary Shares to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, or if restrictive legends are required to be placed on certificates or book-entry positions of the Ordinary Shares, issue and deliver to the address as specified in the Conversion Notice, an original certificate, registered in the name of the Holder or its designee, for the number of Ordinary Shares to which the Holder shall be entitled. Each of the Company and the Holder shall use reasonable efforts to deliver to the other or the Transfer Agent all documents, instructions and writings required by the Transfer Agent in order to implement and effect the conversions contemplated herein. If this Debenture is physically surrendered for conversion and the outstanding Principal of this Debenture is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than three (3) Business Days after receipt of this Debenture and at its own expense, issue and deliver to the holder a new Debenture representing the outstanding Principal not converted. The Person or Persons entitled to receive the Ordinary Shares issuable upon a conversion of this Debenture shall be treated for all purposes as the record holder or holders of such Ordinary Shares on the Conversion Date.

(ii)            Company’s Failure to Timely Convert. Subject to the Holder’s compliance with Section 2(b)(i) above, if the Company fails to perform its obligations under Section 2(b)(i) above (a “Conversion Failure”), if the Holder is required, in a commercially reasonable manner, to incur commercially reasonable costs to mitigate or prevent a failed settlement for any sale by the Holder of Ordinary Shares issuable upon such conversion that the Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, within three (3) Business Days after the Holder’s request pay cash to the Holder in the amount of such costs; provided, however, that the Holder shall use commercially reasonable efforts to attempt to mitigate any costs related to the Buy-In.

(iii)            [Reserved.]

(iv)            Book-Entry. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Debenture in accordance with the terms hereof, the Holder shall not be required to physically surrender this Debenture to the Company unless (A) the full Conversion Amount represented by this Debenture is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Debenture upon physical surrender of this Debenture. The Holder and the Company shall maintain records showing the Principal and Interest converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Debenture upon conversion.

(c)            Limitations on Conversions.

(i)            Beneficial Ownership. The Holder shall not have the right to convert any portion of this Debenture or receive Ordinary Shares hereunder to the extent that after giving effect to such conversion or receipt of such Ordinary Shares, the Holder, together with any affiliate thereof, would beneficially own (as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder) in excess of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to such conversion or receipt of shares. The Holder shall have the authority and obligation to determine whether the restriction contained in this Section will limit any particular conversion hereunder and to the extent that the Holder determines that the limitation contained in this Section applies, the determination of which portion of the Principal amount of this Debenture is convertible shall be the responsibility and obligation of the Holder. The provisions of this Section may be waived by a Holder (but only as to itself and not to any other Holder) upon not less than 65 days prior notice to the Company. Other Holders shall be unaffected by any such waiver.

(d)            Other Provisions.

(i)            All calculations under this Section (2) shall be rounded to the nearest $0.0001 or whole share.

(ii)            The Company covenants that it will have in force at all times prior to the Maturity Date approval from the shareholders of the Company for the directors to exercise any power of the Company to issue such number of Ordinary Shares not less than the maximum number of Ordinary Shares issuable upon conversion of this Debenture (assuming for purposes hereof that (x) this Debenture is convertible at the Conversion Price as of the date of determination, (y) any such conversion shall not take into account any limitations on the conversion of the Debenture set forth herein (the “Required Issuance Amount”)), provided that at no time shall the number of Ordinary Shares that the Company has approval to issue pursuant to this Section (2)(d)(ii) be reduced other than proportionally with respect to all Ordinary Shares in connection with any conversion (other than pursuant to the conversion of this Debenture in accordance with its terms) and/or cancellation, or reverse stock split. If at any time the approval from the shareholders of the Company (including (i) in relation to equity or debt securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for or that can be settled in Ordinary Shares (other than the Debenture) and (ii) Ordinary Shares remaining available for issuance under the Company’s equity incentive plans) is not sufficient to meet the Required Issuance Amount, the Company will promptly take all corporate action necessary to propose to its next annual general meeting of shareholders such resolutions as may be necessary to meet the Company’s obligations pursuant to this Debenture, recommending that shareholders vote in favor of such an increase. The Company covenants that, upon issuance in accordance with conversion of this Debenture in accordance with its terms, the Ordinary Shares, when issued, will be validly issued, fully paid and nonassessable.

(iii)            Nothing herein shall limit a Holder’s right to pursue actual damages or declare an Event of Default pursuant to Section (3) herein for the Company’s failure to deliver certificates representing Ordinary Shares upon conversion within the period specified herein and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief, in each case without the need to post a bond or provide other security. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

(iv)            Legal Opinions. If in the opinion of the Company’s legal counsel it is then permissible to remove the restrictive legend from the Underlying Shares in connection with an effective registration statement for the resale of such Underlying Shares or pursuant to Rule 144, then at the Holder’s request, the Company shall be obligated to cause its legal counsel to deliver legal opinions to the Company’s transfer agent in connection with such legend removal, subject to the provision of representation letters from the Buyer and its representatives as the Company and its legal counsel may reasonably require. To the extent such opinions are not provided (either timely or at all), then, in addition to being an Event of Default hereunder, the Company agrees to reimburse the Holder for all reasonable costs incurred by the Holder in connection with any legal opinions paid for by the Holder in connection with sale or transfer of Underlying Shares. The Holder shall notify the Company of any such costs and expenses it incurs that are referred to in this section from time to time and all amounts owed hereunder shall be paid by the Company with reasonable promptness.

(3)            Adjustments to Conversion Price

(a)            Adjustment of Conversion Price upon Subdivision or Combination of Ordinary Shares. If the Company, at any time while this Debenture is outstanding, shall (a) pay a stock dividend or otherwise make a distribution or distributions on Ordinary Shares or any other equity or equity equivalent securities payable in Ordinary Shares, (b) subdivide outstanding Ordinary Shares into a larger number of shares, (c) combine (including by way of reverse stock split) outstanding Ordinary Shares into a smaller number of shares, or (d) issue by reclassification Ordinary Shares any shares of capital stock of the Company, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of Ordinary Shares outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification (subject to readjustment, if any such dividend, distribution, stock split, stock combination or other event contemplated in this Section 3(a) is not made, with effect as of the date that the Company determines not to proceed with such event).

(b)            Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of Ordinary Shares are entitled to receive securities or other assets with respect to or in exchange for Ordinary Shares (a “Corporate Event”), the Company shall make appropriate provision to ensure that the Holder will thereafter have the right to receive upon a conversion of this Debenture, at the Holder’s option, (i) in addition to the Ordinary Shares receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such Ordinary Shares had such Ordinary Shares been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Debenture and without duplication) or (ii) in connection with a Corporate Event as a result of which the Ordinary Shares are exchanged for, or represent the right to receive, other securities, cash or other assets (or any combination thereof) in lieu of the Ordinary Shares otherwise receivable upon such conversion, such securities, cash or other assets received by the holders of Ordinary Shares in connection with the consummation of such Corporate Event in such amounts as shall be determined in a commercially reasonable manner by the Company, based on the amount and kind of such securities, cash or other assets that a holder of one (1) Ordinary Share received in such Corporate Event (without giving effect to any arrangement not to issue any fractional portion of such assets). Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Holder. The provisions of this Section shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of this Debenture.

(c)            Whenever the Conversion Price is adjusted pursuant to Section (3) hereof, the Company shall promptly provide the Holder with a written notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(d)            In case of any (1) merger or consolidation of the Company with or into another Person (where the Company is not the resulting or surviving Person), or (2) sale by the Company (directly or indirectly, through one or more Subsidiaries of the Company) of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, in one or a series of related transactions, a Holder shall have the right to (A) exercise any rights under Section 3(b), (B) convert the aggregate amount of this Debenture then outstanding into the shares of stock and other securities, cash and property receivable by or deemed to be held by holders of Ordinary Shares following such merger, consolidation or sale, and such Holder shall be entitled upon such event or series of related events to receive such amount of securities, cash and property as the equivalent number of the Ordinary Shares into which such aggregate amount of this Debenture could have been converted immediately prior to such merger, consolidation or sales, or (C) in the case of a merger or consolidation, require the surviving entity (if not the Company) to issue to the Holder a convertible debenture with a Principal amount equal to the aggregate Principal amount of this Debenture then held by such Holder, plus all accrued and unpaid Interest and other amounts owing thereon (without duplication), which such newly issued convertible debenture shall have terms identical (including with respect to conversion) to the terms of this Debenture, and shall be entitled to all of the rights and privileges of the Holder of this Debenture set forth herein and the agreements pursuant to which this Debenture was issued. In the case of clause (C), the conversion price applicable for the newly issued convertible debentures shall be calculated by the Company in a commercially reasonable manner based upon the amount of securities, cash and property that each Ordinary Share would receive in such transaction and the Conversion Price in effect immediately prior to the effectiveness or closing date for such transaction. The terms of any such merger, sale or consolidation shall include such terms so as to continue to give the Holder the right to receive the securities, cash and property set forth in this Section upon any conversion or redemption following such event. This provision shall similarly apply to successive such events.

(4)            REISSUANCE OF THIS DEBENTURE.

(a)            Transfer. If this Debenture is to be transferred, the Holder shall surrender this Debenture to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Debenture (in accordance with Section (4)(d)), registered in the name of the registered transferee or assignee, representing the outstanding Principal being transferred by the Holder (along with any accrued and unpaid Interest thereof) and, if less than the entire outstanding Principal is being transferred, a new Debenture (in accordance with Section (4)(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Debenture, acknowledge and agree that, by reason of the provisions of Section (2)(b)(iv) following conversion or redemption of any portion of this Debenture, the outstanding Principal represented by this Debenture may be less than the Principal stated on the face of this Debenture.

(b)            Lost, Stolen or Mutilated Debenture. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Debenture, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Debenture, the Company shall execute and deliver to the Holder a new Debenture (in accordance with Section (4)(d)) representing the outstanding Principal.

(c)            Debenture Exchangeable for Different Denominations. This Debenture is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Debenture or Debentures (in accordance with Section (4)(d)) representing in the aggregate the outstanding Principal of this Debenture, and each such new Debenture will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

(d)            Issuance of New Debentures. Whenever the Company is required to issue a new Debenture pursuant to the terms of this Debenture, such new Debenture (i) shall be of like tenor with this Debenture, (ii) shall represent, as indicated on the face of such new Debenture, the Principal remaining outstanding (or in the case of a new Debenture being issued pursuant to Section (4)(a) or Section (4)(c), the Principal designated by the Holder which, when added to the Principal represented by the other new Debentures issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Debenture immediately prior to such issuance of new Debentures), (iii) shall have an issuance date, as indicated on the face of such new Debenture, which is the same as the Issuance Date of this Debenture, (iv) shall have the same rights and conditions as this Debenture, and (v) shall represent accrued and unpaid Interest from the Issuance Date.

(e)            Novation. It is agreed between the Holder and the Company that, with the consent of the Holder, the Company may novate and/or assign all its rights and obligations under this Debenture into a wholly-owned subsidiary of the Company (provided that the obligations of such subsidiary to the Holder, including in respect of the delivery of any conversion consideration, shall be guaranteed by the Company in favor of the Holder to the reasonable satisfaction of the Holder), and, upon request of the Company, the Holder shall cooperate in good faith with the Company to facilitate such novation.

(5)      NOTICES.      Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing by letter and email and will be deemed to have been delivered: upon the later of (A) either (i) receipt, when delivered personally or (ii) one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same and (B) receipt, when sent by electronic mail. The addresses and e-mail addresses for such communications shall be:

If to the Company, to:	VinFast Auto Ltd.
61 Robinson Road, #06-01 61 Robinson Singapore 068893 Attn: Telephone: Email:

If to the Holder:	YA II PN, Ltd
c/o Yorkville Advisors Global, LLC 1012 Springfield Avenue
Mountainside, NJ 07092
Attention:
Telephone:
Email:

or at such other address and/or email and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three (3) Business Days prior to the effectiveness of such change. Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication, (ii) electronically generated by the sender's email service provider containing the time, date, recipient email address or (iii) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

(6)            NO IMPAIRMENT. Except as expressly provided herein, no provision of this Debenture shall alter or impair the obligations of the Company, which are absolute and unconditional, to pay the Principal of, interest and other charges (if any) on, this Debenture at the time, place, and rate, and in the coin or currency, herein prescribed. This Debenture is a direct obligation of the Company. As long as this Debenture is outstanding, the Company shall not and shall cause Vingroup USA, LLC not to, without the consent of the Holder, (i) amend its certificate of incorporation, bylaws or other charter documents so as to adversely affect any rights of the Holder; (ii) enter into any agreement with respect to any of the foregoing; or (iii) enter into any agreement, arrangement or transaction in or of which the terms thereof would restrict, materially delay, conflict with or impair the ability of the Company to perform its obligations under the this Debenture, including, without limitation, the obligation of the Company to make cash payments hereunder.

(7)            This Debenture shall not entitle the Holder to any of the rights of a stockholder of the Company, including without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Company, unless and to the extent converted into Ordinary Shares in accordance with the terms hereof.

(8)            CHOICE OF LAW; VENUE; WAIVER OF JURY TRIAL

(a)            Governing Law. This Debenture and the rights and obligations of the Parties hereunder shall, in all respects, be governed by, and construed in accordance with, the laws (excluding the principles of conflict of laws) of the State of New York (the “Governing Jurisdiction”) (including Section 5-1401 and Section 5-1402 of the General Obligations Law of the State of New York), including all matters of construction, validity and performance.

(b)            Jurisdiction; Venue; Service.

(i)            The Company hereby irrevocably consents to the non-exclusive personal jurisdiction of the state courts of the Governing Jurisdiction and, if a basis for federal jurisdiction exists, the non-exclusive personal jurisdiction of any United States District Court for the Governing Jurisdiction.

(ii)            The Company agrees that venue shall be proper in any court of the Governing Jurisdiction selected by the Holder or, if a basis for federal jurisdiction exists, in any United States District Court in the Governing Jurisdiction. The Company waives any right to object to the maintenance of any suit, claim, action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, in any of the state or federal courts of the Governing Jurisdiction on the basis of improper venue or inconvenience of forum.

(iii)            Any suit, claim, action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or tort or otherwise, brought by the Company against the Holder arising out of or based upon this Debenture or any matter relating to this Debenture, or any other Transaction Document, or any contemplated transaction, shall be brought in a court only in the Governing Jurisdiction. The Company shall not file any counterclaim against the Holder in any suit, claim, action, litigation or proceeding brought by the Holder against the Company in a jurisdiction outside of the Governing Jurisdiction unless under the rules of the court in which the Holder brought such suit, claim, action, litigation or proceeding the counterclaim is mandatory, and not permissive, and would be considered waived unless filed as a counterclaim in the suit, claim, action, litigation or proceeding instituted by the Holder against the Company. The Company agrees that any forum outside the Governing Jurisdiction is an inconvenient forum and that any suit, claim, action, litigation or proceeding brought by the Company against the Holder in any court outside the Governing Jurisdiction should be dismissed or transferred to a court located in the Governing Jurisdiction. Furthermore, the Company irrevocably and unconditionally agrees that it will not bring or commence any suit, claim, action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against the Holder arising out of or based upon this Debenture or any matter relating to this Debenture, or any other Transaction Document, or any contemplated transaction, in any forum other than the courts of the State of New York sitting in New York County, and the United States District Court of the Southern District of New York, and any appellate court from any thereof, and each of the parties hereto irrevocably and unconditionally submits to the jurisdiction of such courts and agrees that all claims in respect of any such suit, claim, action, litigation or proceeding may be heard and determined in such New York State Court or, to the fullest extent permitted by applicable law, in such federal court. The Company and the Holder agree that a final judgment in any such suit, claim, action, litigation or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(iv)            The Company and the Holder irrevocably consent to the service of process out of any of the aforementioned courts in any such suit, claim, action, litigation or proceeding by the mailing of copies thereof by registered or certified mail postage prepaid, to it at the address provided for notices in this Debenture, such service to become effective thirty (30) days after the date of mailing.

(v)            Nothing herein shall affect the right of the Holder to serve process in any other manner permitted by law or to commence legal proceedings or to otherwise proceed against the Company or any other Person in the Governing Jurisdiction or in any other jurisdiction.

(c)            THE PARTIES MUTUALLY WAIVE ALL RIGHT TO TRIAL BY JURY OF ALL CLAIMS OF ANY KIND ARISING OUT OF OR BASED UPON THIS DEBENTURE OR ANY MATTER RELATING TO THIS DEBENTURE, OR ANY OTHER TRANSACTION DOCUMENT, OR ANY CONTEMPLATED TRANSACTION. THE PARTIES ACKNOWLEDGE THAT THIS IS A WAIVER OF A LEGAL RIGHT AND THAT THE PARTIES EACH MAKE THIS WAIVER VOLUNTARILY AND KNOWINGLY AFTER CONSULTATION WITH COUNSEL OF THEIR RESPECTIVE CHOICE. THE PARTIES AGREE THAT ALL SUCH CLAIMS SHALL BE TRIED BEFORE A JUDGE OF A COURT HAVING JURISDICTION, WITHOUT A JURY.

(9)            If the Company fails to strictly comply with the terms of this Debenture, then the Company shall reimburse the Holder promptly for all reasonable and documented fees, costs and expenses, including, without limitation, reasonable attorneys’ fees and expenses incurred by the Holder in any action in connection with this Debenture, including, without limitation, those incurred: (i) during any workout, attempted workout, and/or in connection with the rendering of legal advice as to the Holder’s rights, remedies and obligations, (ii) collecting any sums which become due to the Holder, (iii) defending or prosecuting any proceeding or any counterclaim to any proceeding or appeal; or (iv) the protection, preservation or enforcement of any rights or remedies of the Holder.

(10)            Any waiver by the Holder of a breach of any provision of this Debenture shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Debenture. The failure of the Holder to insist upon strict adherence to any term of this Debenture on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Debenture. Any waiver must be in writing.

(11)            If any provision of this Debenture is invalid, illegal or unenforceable, the balance of this Debenture shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any Interest or other amount deemed Interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the Principal of or Interest on this Debenture as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Debenture, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impeded the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

(12)            CERTAIN DEFINITIONS. For purposes of this Debenture, the following terms shall have the following meanings:

(a)            “Additional Interest Event” (i) the Company is in material breach of the Registration Rights Agreement, and such breach remains uncured for a period of twenty (20) Trading Days, or the occurrence of an Event (as defined in the Registration Rights Agreement).

(b)            "Bloomberg" means Bloomberg Financial Markets (or if not available, a similar service provider of national recognized standing).

(c)            “Business Day” means any day except Saturday, Sunday and any day which shall be a federal legal holiday in the United States or a day on which banking institutions in the State of New York and Singapore are authorized or required by law or other government action to close.

(d)            “Change of Control Transaction” means an event that occurs when the Controlling Shareholder, ceases to own (directly or indirectly) a majority ownership of the Company on a fully diluted basis or ceases to control more than 50 per cent. of the voting right of the Company (including rights conferred to the Controlling Shareholder under any power of attorneys).

(e)            “Closing Price” means the price per share in the last reported trade of the Ordinary Shares on a Principal Market or on the exchange which the Ordinary Shares are then listed as quoted by Bloomberg.

(f)            “Commission” means the Securities and Exchange Commission.

(g)            “Controlling Shareholder” means Mr. Pham Nhat Vuong, any of his affiliates (other than the Company and the Subsidiaries of the Company), and any other “person” or “group” subject to the aggregation or attribution of the Ordinary Shares with the Controlling Shareholder under Section 13(d) of the Exchange Act.

(h)            “Convertible Securities” means any stock or securities directly or indirectly convertible into or exercisable or exchangeable for Ordinary Shares.

(i)            “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(j)            “Fundamental Transaction” means any of the following: (1) the Company effects any merger or consolidation of the Company with or into another Person and the Company is the non-surviving company (other than a merger or consolidation with a wholly owned Subsidiary of the Company), (2) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (3) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which 100% of the holders of Ordinary Shares are permitted to tender or exchange their shares for other securities, cash or property, or (4) the Company effects any reclassification of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property.

(k)            “Material Adverse Effect” has the meaning given such term in the Securities Purchase Agreement.

(l)            “Ordinary Shares” means the Ordinary Shares, no par value of the Company and stock of any other class into which such shares may hereafter be changed or reclassified.

(m)            “Periodic Reports” shall mean all of the Company’s reports required to be filed by the Company with the Commission under applicable laws and regulations (including, without limitation, Regulation S-K), including annual reports (on Form 20-F), periodic reports (on Form 6-K), and current reports (on Form 6-K), for so long as any amounts are outstanding under this Debenture or any Other Debenture; provided that all such Periodic Reports shall include, when filed, all information, financial statements, audit reports (when applicable) and other information required to be included in such Periodic Reports in compliance with all applicable laws and regulations.

(n)            “Person” means a corporation, an association, a partnership, organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

(o)            “Principal Market” means the Nasdaq Stock Market (including the Capital Market, Global Market and/or the Global Select Market); provided however, that in the event the Ordinary Shares are ever listed or traded on The New York Stock Exchange, NYSE American, or any successor thereto, and such exchange is the principal trading market for the Ordinary Shares in the United States, then the “Principal Market” shall mean The New York Stock Exchange, NYSE American, or such successor thereto.

(p)            “Redemption Premium” means 5% of the Principal Amount being redeemed pursuant to Section (2)(b).

(q)            “Registration Rights Agreement” has the meaning given such term in the Securities Purchase Agreement.

(r)            “Scheduled Trading Day” means a day on which the Principal Market is scheduled to be open for trading for its regular trading session.

(s)            “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(t)            “Significant Subsidiary” of any Person means any Subsidiary of that Person that constitutes a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X under the Exchange Act) of that Person.

(u)            “Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of capital stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person; (ii) such Person and one or more Subsidiaries of such Person; or (iii) one or more Subsidiaries of such Person.

(v)            “Trading Day” means a day on which the Ordinary Shares are quoted or traded on a Principal Market on which the Ordinary Shares are then quoted or listed; provided, that in the event that the Ordinary Shares are not listed or quoted, then Trading Day shall mean a Business Day (excluding, for such purpose, a reference to “Singapore” in the definition of a “Business Day”).

(w)            “Transaction Document” has the meaning given such term in the Securities Purchase Agreement.

(x)            “Transfer Agent” means, from time to time, the transfer agent in respect of the Ordinary Shares.

(y)            “Underlying Shares” means the Ordinary Shares issuable upon conversion of this Debenture in accordance with the terms hereof.

(z)            "VWAP" means, for any security as of any date, the daily dollar volume-weighted average price for such security on the Principal Market during regular trading hours as reported by Bloomberg through its “Historical Prices – Px Table with Average Daily Volume” functions.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Convertible Debenture to be duly executed by a duly authorized officer as of the date set forth above.

COMPANY:
VINFAST AUTO LTD.

By:	/s/ Le Thi Thu Thuy
Name:	Le Thi Thu Thuy
Title:	Chief Executive Officer

EXHIBIT I
CONVERSION NOTICE

(To be executed by the Holder in order to Convert the Debenture)

TO: VINFAST AUTO LTD.

Via Email:

The undersigned hereby irrevocably elects to convert a portion of the outstanding and unpaid Conversion Amount of Debenture No. VFS-1 into Ordinary Shares of VINFAST AUTO LTD., according to the conditions stated therein, as of the Conversion Date written below.

Conversion Date:
Principal Amount to be Converted:
Accrued Interest on such Principal Amount:
Total Conversion Amount to be converted:
Conversion Price:
Number of Ordinary Shares to be issued:
Please issue the Ordinary Shares in the following name [and deliver them to the following account]:
Issue to:
[Broker DTC Participant Code:
Account Number:][1]
Authorized Signature:
Name:
Title:

1 If issuable in the DTC form.